Exhibit 99.1
[Translation]
Consolidated Financial Results for the Third Quarter of Fiscal 2009
January 29, 2010
Company name : Nippon Oil Corporation
Code number : 5001
Stock listings : Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Exchanges
URL : http://www.eneos.co.jp/
Representative : Shinji Nishio, Representative Director, President
Contact person : Kyugo Yotsuya, Group Manager, Investor Relations Group, Investor Relations Dept., Corporate Management Division I
Telephone : +81-3-3502-1184
Scheduled date of filing of Quarterly Securities Report : February 12, 2010
Scheduled date of commencement of dividend payments : —
(Amounts of less than ¥1 million are truncated)
1. Results for the Third Quarter of Fiscal 2009 (From April 1, 2009 to December 31, 2009)
(1) Operating Results (Consolidated Basis)
(Percentage figures are changes from the same period of the previous fiscal year.)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Third Quarter of FY2009	4,123,410	(32.2)	81,562	-	110,296	-	52,456	-
Third Quarter of FY2008	6,082,426	-	(356,628)	-	(351,304)	-	(224,522)	-

	Net income per share		Net income per share after dilution
	Yen		Yen
Third Quarter of FY2009	35.98		-
Third Quarter of FY2008	(153.80)		-

(2) Financial Position (Consolidated Basis)
	Total assets		Net assets		Shareholders’ equity ratio		Net assets per share
	Millions of yen		Millions of yen		%		Yen
Third Quarter of FY2009	4,218,120		1,042,827		22.3		644.94
FY2008	3,969,730		1,016,306		23.1		627.90
2. Dividends

	Cash dividend per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total

	Yen	Yen	Yen	Yen	Yen
FY2008	-	10.00	-	10.00	20.00

FY2009	-	10.00	-	—	—

FY2009 (Forecast)	—	—	—	8.00	18.00

Revisions of the dividends forecast in the Third Quarter ended December 31, 2009: None
3. Forecasts of Consolidated Financial Results in Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(Percentage figures are changes from the same period of the previous fiscal year.)

	Net Sales		Operating income		Ordinary income		Net income		Net income per share

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2009	5,860,000	(20.7)	99,000	-	121,000	-	34,000	-	23.32

Revisions of the consolidated forecasts in the Third Quarter ended December 31, 2009: Yes

4.Others
(1)	Changes in number of material subsidiaries during the term under review : None

(2)	Adoption of simplified accounting treatment and accounting treatment specific to the preparation of quarterly consolidated financial statements : Yes
Note : For details, please refer to “Qualitative Information and Financial Statements—4.Others” on page 5.

(3)	Changes in accounting treatment principles and procedures and presentation for the preparation of quarterly consolidated financial statements
(entries of changes in material matters that are the basis of the preparation of quarterly consolidated financial statements)
(i)  Changes related to the revision of accounting standards : Yes
(ii) Other changes : None
Note : For details, please refer to “Qualitative Information and Financial Statements—4.Others” on page 6.
(4)	Number of issued shares (Common stock)
(i)  Number of issued shares (including treasury stock)
Third Quarter of FY2009 ended December 31, 2009	: 1,464,508,343 shares
FY2008 ended March 31, 2009	: 1,464,508,343 shares
(ii) Number of treasury stock
Third Quarter of FY2009 ended December 31, 2009	: 6,798,263 shares
FY2008 ended March 31, 2009	: 6,629,916 shares
(iii) Average number of issued shares
Third Quarter of FY2009 ended December 31, 2009	: 1,457,785,615 shares
Third Quarter of FY2008 ended December 31, 2008	: 1,459,795,777 shares
(Reference)
Forecasts of Unconsolidated Financial Results in Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(Percentage figures are changes from the same period of the previous fiscal year.)

	Net Sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2009	5,070,000	(23.9)	34,000	-	52,000	-	29,000	97.0	19.86

Revisions of the unconsolidated forecasts in the Third Quarter ended December 31, 2009: Yes
* This report contains certain forward-looking statements. The above forecasts are forward-looking statements based on information available to management at the time of the release of this report and are subject to risks and uncertainties. Actual results may differ materially from projected forecasts due to various factors. Factors that may affect actual results include, but are not limited to, macroeconomic conditions, crude oil prices, demand for and market conditions of petroleum products and petrochemical products, foreign currency exchange rates and interest rate trends.
For assumptions underlying the above forecasts, please refer to “Qualitative Information and Financial Statements—3. Qualitative Information on Forecasts of Consolidated Financial Results” on Page 4.

Qualitative Information and Financial Statements
1.	Qualitative Information on Consolidated Operating Results
For the nine months ended December 31, 2009 (the “third quarter of fiscal 2009”), sales of petroleum and other products decreased primarily due to decreased demand in industrial fuels that was affected by the economic weakness. As a result, sales volumes (excluding barter transactions) for the third quarter of fiscal 2009 were 45,310 thousand kiloliters, an 8.7% decrease compared to the corresponding period of the prior fiscal year.
As for the consolidated results of operations for the third quarter of fiscal 2009, net sales were ¥4,123.4 billion (a decrease of 32.2%), operating income was ¥81.6 billion (an increase of ¥438.2 billion), and ordinary income was ¥110.3 billion (an increase of ¥461.6 billion), each compared to the corresponding period of the prior fiscal year. The changes primarily reflect an unfavorable impact of inventory valuation factors on the results of operations for the corresponding period of the prior fiscal year, which resulted from a significant decline in crude oil prices. Such unfavorable impact of inventory valuation factors reflected the higher cost of sales of inventory valuation under the average cost method and the write down of inventories due to decreased profitability. Excluding inventory valuation factors, ordinary income decreased by ¥111.1 billion from the corresponding period of the prior fiscal year to an ordinary loss of ¥37.4 billion. This was due to decreased sales volumes and margins of petroleum products, and lower profitability of the oil and natural gas E&P segment that mainly resulted from decreased sales prices of crude oil and natural gas.
2.	Qualitative Information on Consolidated Financial Position
The total assets at the end of the third quarter of fiscal 2009 were ¥4,218.1 billion, an increase of ¥248.4 billion compared to the end of fiscal 2008. This was primarily due to a significant increase in inventories resulting from higher crude oil prices.
The net assets at the end of the third quarter of fiscal 2009 were ¥1,042.8 billion, an increase of ¥26.5 billion compared to the end of fiscal 2008. This was because the increases caused by factors such as net income for the third quarter of fiscal 2009 exceeded the decreases caused by factors such as dividends, and also because of increases in net unrealized gain on securities.
Outstanding total indebtedness at the end of the third quarter of fiscal 2009 was ¥1,618.0 billion, an increase of ¥205.6 billion compared to the end of fiscal 2008. This was primarily due to higher working capital requirements as a result of increased crude oil prices.
As a result, shareholders’ equity ratio at the end of the third quarter of fiscal 2009 was 22.3%.

3.	Qualitative Information on Forecasts of Consolidated Financial Results
The Company is revising the forecasts of consolidated financial results of fiscal 2009, as crude oil costs remain at high levels and margins are decreasing due to decreased demand for petroleum products as compared to the time of the previous forecast. The previous forecasts were made at the time of the announcement of the financial results for the six months ended September 30, 2009. The revised forecasts assume that on average for fiscal 2009, crude oil costs are $69.2 per barrel and the exchange rate is ¥93.2 per $1.00. The previous forecasts assumed that crude oil costs were $66.0 per barrel and the exchange rate was ¥93.2 per $1.00.
Net sales are forecast to be ¥5,860.0 billion, an increase of 1.9% compared to the previous forecast.
While the effects of inventory valuation factors are expected to become more favorable as crude oil prices increase, due to factors such as a decrease in margins of petroleum products, operating income is forecast to be ¥99.0 billion (a decrease of ¥26.0 billion), ordinary income is forecast to be ¥121.0 billion (a decrease of ¥26.0 billion) and net income is forecast to be ¥34.0 billion (a decrease of ¥34.0 billion), each compared to the previous forecast.
Forecasts of Consolidated Financial Results in Fiscal 2009 (From April 1, 2009 to March 31, 2010)

	Net sales	Operating income	Ordinary income	Net income
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)

Previous forecast (A)	5,750,000	125,000	147,000	68,000

New forecast (B)	5,860,000	99,000	121,000	34,000

Amount changed (B-A)	110,000	(26,000)	(26,000)	(34,000)

Percentage change (%)	1.9%	(20.8)%	(17.7)%	(50.0)%

As to the above revisions to the forecasts, please also refer to the “Notice Concerning Revisions to Forecasts” dated January 29, 2010.

4.	Others
(1)	Changes in material subsidiaries during the term under review (Changes in specific subsidiaries that resulted in changes in the scope of consolidation): None

(2)	Adoption of simplified accounting treatment and accounting treatment specific to the preparation of quarterly consolidated financial statements:
a. Simplified accounting treatment
Recoverability of deferred tax assets
     With respect to companies that have been recognized not to have had any significant changes since the end of the prior fiscal year in matters such as the business environment and the occurrence of temporary differences, the Company used the future earnings forecasts and tax planning for the fiscal year ended March 31, 2009. With respect to companies that have been recognized to have had significant changes since the end of the prior fiscal year in matters such as the business environment and the occurrence of temporary differences, the Company used the future earnings forecasts and tax planning for the fiscal year ended March 31, 2009, and added the effects of such significant changes.
b. Accounting treatment specific to the preparation of quarterly consolidated financial statements
     With respect to income tax expenses, in the refining and marketing, construction and the other segments, the Company computes income tax expenses by multiplying a reasonably estimated annual effective tax rate by the income before income taxes of the third quarter of fiscal 2009. Such estimate of the annual effective tax rate is made based on income before income taxes that includes the third quarter of fiscal 2009 after the application of accounting for income taxes. Deferred income taxes are included in income taxes.

(3)	Changes in accounting treatment principles and procedures and presentation for the preparation of quarterly consolidated financial statements:
a.	Changes in accounting treatment standards
(i)	Changes to method of recording completed-construction net sales and completed-construction cost
     The Company previously applied the completed-contract method to account for net sales from construction contracts. From the first quarter of fiscal 2009, the Company has applied “Accounting Standard for Construction Contracts” (“Statement No. 15,” as issued by the ASBJ on December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts” (“Guidance No. 18,” as issued by the ASBJ on December 27, 2007). For construction contracts pursuant to which construction activity began in the first quarter of fiscal 2009 and the outcome of the construction activity has been deemed certain for the portion of the construction activity completed by the end of the third quarter of fiscal 2009, the Company applies the percentage-of-completion method (the estimated progress of construction is based on the cost-proportion method). For other construction, the Company applies the completed-contract method.
     As a result, net sales for the nine months ended December 31, 2009 increased by ¥35,166 million, and operating income, ordinary income and income before income taxes and minority interests each increased by ¥2,641 million.

Consolidated Financial Statements
(1) Consolidated Balance Sheets

(Unit : millions of yen)
	Third Quarter of FY2009	FY2008
	As of December 31, 2009	As of March 31, 2009
ASSETS
Current assets
Cash and cash time deposits	230,033	227,533
Trade notes and accounts receivable	705,604	540,409
Inventories	877,653	664,560
Other current assets	209,169	325,986

Total current assets	2,022,459	1,758,489

Non-current assets
Property, plant and equipment
Land	657,163	663,813
Other, net	621,233	672,630

Total property, plant and equipment	1,278,397	1,336,444

Intangible non-current assets	46,580	48,336
Investments and other assets	870,677	826,454

Total non-current assets	2,195,655	2,211,234

Deferred assets	5	5

Total assets	4,218,120	3,969,730

LIABILITIES
Current liabilities
Trade notes and accounts payable	496,584	366,208
Short-term loans	465,747	382,538
Commercial papers	414,000	242,000
Income taxes payable	25,112	30,452
Allowance	3,759	4,483
Other current liabilities	790,537	864,581

Total current liabilities	2,195,740	1,890,264

Non-current liabilities
Bonds	165,039	185,021
Long-term loans	563,277	607,894
Retirement allowances for employees	45,990	54,482
Other allowances	65,046	62,320
Other non-current liabilities	146,198	153,441

Total non-current liabilities	979,551	1,063,159

Total liabilities	3,175,292	2,953,424

(Unit : millions of yen)
	Third Quarter of FY2009	FY2008
	As of December 31, 2009	As of March 31, 2009
NET ASSETS
Shareholder’s equity
Common stock	139,437	139,437
Capital surplus	275,697	275,698
Retained earnings	528,732	507,371
Less treasury common stock, at cost	(4,474)	(4,389)

Total shareholder’s equity	939,393	918,118

Valuation and translation adjustments
Net unrealized gain on securities	35,780	25,534
Deferred gains and losses on hedges	13,042	9,218
Translation adjustments	(48,082)	(37,465)

Total valuation and translation adjustments	740	(2,712)

Minority interests in consolidated subsidiaries	102,693	100,900

Total net assets	1,042,827	1,016,306

Total liabilities and net assets	4,218,120	3,969,730

(2) Consolidated Statements of Income

(Unit : millions of yen)
	Third Quarter of FY2008	Third Quarter of FY2009
	From April 1, 2008	From April 1, 2009
	to December 31, 2008	to December 31, 2009
Net sales	6,082,426	4,123,410
Cost of sales	6,224,649	3,835,362

Gross income (loss) on sales	(142,223)	288,048

Selling, general and administrative expenses	214,405	206,485

Operating income (loss)	(356,628)	81,562

Non-operating income
Interest and dividends income	24,497	18,686
Foreign exchange gain	6,343	16,302
Asset rental income	6,017	6,500
Equity in earnings of affiliates	5,268	5,541
Other	7,051	7,447

Total non-operating income	49,179	54,478

Non-operating expenses
Interest expenses	22,166	17,262
Loss on valuation of derivatives	10,517	3,194
Other	11,171	5,288

Total non-operating expenses	43,854	25,745

Ordinary income (loss)	(351,304)	110,296

Extraordinary income
Gain on sales of non-current assets	12,442	7,022
Insurance proceeds	-	2,967
Other	369	686

Total extraordinary income	12,811	10,676

Extraordinary losses
Loss on sales and retirement of non-current assets	7,517	18,081
Impairment loss	8,405	5,768
Loss on revaluation of investments in securities	8,113	6,310
Other	5,224	5,610

Total extraordinary losses	29,261	35,771

Income (loss) before income taxes and minority interests	(367,753)	85,201

Income taxes	(147,134)	27,211
Minority interests in earnings of consolidated subsidiaries	3,903	5,533

Net income (loss)	(224,522)	52,456

(3) Explanatory Notes to Consolidated Financial Statements
Consolidated Balance Sheets

	Third Quarter of FY2009	FY2008
	As of December 31, 2009	As of March 31, 2009

	millions of yen	millions of yen

Merchandise and finished goods	322,349	279,760

Goods in process	81,354	88,689

Raw material and inventory goods	473,948	296,109

Accumulated depreciation and amortization	2,234,635	2,200,794

Allowance for doubtful accounts	8,050	9,941

Consolidated Statements of Income

	Third Quarter of FY2008	Third Quarter of FY2009
	From April 1, 2008	From April 1, 2009
	to December 31, 2008	to December 31, 2009

	millions of yen	millions of yen

Carriage on goods	79,213	72,767

Labor cost	49,301	49,210

(4) Notes on the preconditions for a going concern: None
(5) Notes on any significant change in the shareholders’ equity: None